Exhibit 99.1

voxeljet AG | Am Silbermannpark 1b | 86161 Augsburg | Germany

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5 / WKN A1X3WJ (Shares),

ISIN US92912L1070 / WKN A1W556 (American Depositary Receipts)

We herewith invite our shareholders to attend the

annual general meeting

taking place

in the Sofitel Hotel Munich Bayerpost, conference room “Bogenhausen 1”,

Bayerstraße 12, 80335 Munich, Germany,

on Tuesday, May 31, 2016, at 11:00AM CET

AGENDA

Item 1:                 Presentation of the Approved Annual Financial Statements of voxeljet AG and of the Approved IFRS Consolidated Financial Statements of voxeljet Group for the Financial Year 2015, as well as of the Management Report and the Supervisory Board’s Report for the Financial Year 2015

The above-mentioned documents are available at our website at http://investor.voxeljet.com/. They will also be sent to our shareholders upon request. The documents will be available at the annual general meeting, as well, and explained in detail. In accordance with statutory provisions there will not be a resolution on item 1 as the supervisory board has already approved the financial statements and the consolidated financial statements.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Item 2:                 Resolution on the Discharge of the Management Board

The management board and the supervisory board propose to discharge the members of the management board in office in the financial year 2015 for this period.

Item 3:                 Resolution on the Discharge of the Supervisory Board

The management board and the supervisory board propose to discharge the members of the supervisory board in office in the financial year 2015 for this period.

Item 4:                 Resolution on the Appointment of the Auditor of the Annual Financial Statements and the Auditor of the Annual Consolidated Financial Statements of the Financial Year 2016

Based on the recommendations of the audit committee, the supervisory board proposes to appoint the auditing firm KPMG AG Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, as auditor of the annual financial statements and as auditor of the consolidated financial statements of the financial year 2016.

Item 5: Resolution on the Remuneration of the Supervisory Board

The management board and the supervisory board propose to resolve the following:

The fixed annual remuneration granted to each ordinary supervisory board member for his term of office is increased to EUR 40,000.00. The fixed annual remuneration granted to the chairman of the supervisory board for his term of office is increased to EUR 80,000.00, and the fixed annual remuneration granted to the deputy chairman of the supervisory board for his term of office is increased to EUR 60,000.00. The increased remuneration for supervisory board activities is granted for the financial year 2016 for the first time, and is due and payable at the end of the annual general meeting in which the annual accounts for the previous financial year are submitted or which is resolving on their approval.

The remuneration is granted until otherwise resolved by the annual general meeting. If a supervisory board member resigns from office during any fiscal year, he/she will receive the above-mentioned remuneration on a pro rata basis.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Item 6:                 Resolution on the Authorization to Issue Stock Options, to Create Conditional Capital and to Amend the Articles of Association Accordingly

The management board and the supervisory board propose to resolve the following:

(1)                                 The management board is authorized to grant, with the supervisory board’s consent, option rights (the “Stock Options”) for up to 372,000 registered no-par value shares in the Company (the “Shares”) to employees and members of the management board of the Company and of companies in which the Company directly or indirectly holds a majority shareholding (the “Affiliated Companies”) (collectively the “Beneficiaries”) in several tranches until December 31, 2026. In the event that members of the Company’s management board are Beneficiaries, the supervisory board shall be authorized to grant the Stock Options.

A total of up to 186,000 of the Stock Options (i.e. 50% of the Stock Options) may be granted to members of the Company’s management board, a total of up to 37,200 (i.e. 10% of the Stock Options) to members of the management board of Affiliated Companies and a total of up to 148,800 (i.e. 40% of the Stock Options) to employees of the Company and of Affiliated Companies. Beneficiaries who belong to more than one of the above-mentioned groups shall only be granted Stock Options as a member of one group and only from such portion of the Stock Options which shall be granted to that respective group. The Company’s management board, or, if members of the Company’s management board are affected, the supervisory board, shall determine the individual Beneficiaries and the number of Stock Options to be granted to them. For the purpose of the settlement of the stock option plan, the Stock Options may also totally or partially be issued to a trustee for account of the respective Beneficiary or transferred by the Beneficiary to a trustee.

The Stock Options will exclusively be granted to the Beneficiaries in the following yearly periods which have a duration of two weeks each (each a “Grant Period”):

One Grant Period shall commence on the day following the annual general meeting, one Grant Period shall commence on the day following the publication of the annual financial statements and further Grant Periods shall each commence on the days following the publication of the interim financial statements (six months’ report and/or quarterly reports) of the Company.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

The Stock Options may only be exercised upon expiration of a minimum period of four years after their respective granting (the “Waiting Period”). The option terms may also provide for a graduated exercise of the Stock Options in individual tranches and/or a vesting being subject to a time schedule or the occurrence of events (including an accelerated vesting, e.g. in case of a change of control). The Stock Options have a term of up to ten years from the date of their respective granting.

The exercise of the Stock Options shall only be permissible during the following periods (each an “Exercise Period”): One Exercise Period shall in each case commence upon expiration of the second trading day following the publication of the interim financial statements of a financial quarter and end at the close of trading 15 days prior to the expiration of the current financial quarter. If the Exercise Period falls within a period in which the Company offers its shareholders to subscribe to new shares as a result of a capital increase, the respective Exercise Period shall commence on the bank working day following the end of the subscription period. The management board shall be authorized to define such Exercise Periods further, including but not limited to shorten such Exercise Periods to facilitate a bulk issuance of Shares.

The Stock Options may only be exercised after expiration of the Waiting Period, if the stock exchange price of the Shares, or the stock exchange price of the American Depositary Receipts (“ADRs”) representing the Shares, exceeded the Strike Price (as defined hereinafter) on at least 90 consecutive trading days by a total of at least 20% in the period between the granting of the Stock Options and the start of the respective Exercise Period in which the Stock Options are to be exercised (the “Performance Hurdle”). Should the Performance Hurdle for the exercise of Stock Options not be achieved in an Exercise Period, the Stock Options for which the relevant Waiting Period has expired may be exercised in any of the following Exercise Periods provided the Performance Hurdle is achieved in such Exercise Period. Stock Options for which the Waiting Period has expired and which are not exercised in the respective Exercise Period despite the achieved Performance Hurdle may be exercised in a subsequent Exercise Period even if the Performance Hurdle has not been achieved in such subsequent Exercise Period.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Stock Options can be partially exercised in an Exercise Period. Besides the achievement of the Performance Hurdle, the option terms may contain further requirements for the total or partial exercise of Stock Options.

One Stock Option allows the acquisition of one Share in the Company. Upon exercise of the Stock Options, a strike price for each Share is to be paid for each exercised Stock Option. The strike price shall equal the closing price of a Share in any trading system on the last trading day prior to the issuance of the Stock Options (the “Strike Price”). Closing price within the above meaning shall also be the closing price of an ADR listed on an international stock exchange multiplied by the number of ADRs representing one Share.

The option terms may provide for an adjustment of the Strike Price and/or the Performance Hurdle in cases of a capital increase including subscription rights, a capital increase from the Company’s funds, a reclassification of the share capital (a “Share Split”), a capital decrease and an extra dividend during the year and the term of the Stock Options. In cases of a capital increase from the Company’s funds, a Share Split or capital decrease, the option terms may stipulate that the number of the subscription rights and the Strike Price as well as the Performance Hurdle are adjusted correspondingly in proportion to the increase or decrease, respectively, in the number of the Shares. In cases of a capital increase including subscription rights or an extra dividend, the Strike Price and/or the Performance Hurdle may be adjusted in accordance with the impact the respective measures has on the stock exchange price of the Share or the ADRs representing such Share. The respective impact shall be calculated in accordance with mathematical valuation methods and be finally determined by an expert opinion from an auditing firm or an investment bank.

The Stock Options are not transferable.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

The management board is authorized to stipulate, with the supervisory board’s consent, the further details of the option terms as regards the legal consequences of a termination of the Beneficiary’s employment relationship with the Company or with an Affiliated Company. Furthermore, the option terms may provide for special provisions in the case of the Beneficiary’s retirement, occupational disability or incapacity to work as well as in case of death. Should members of the Company’s management board be affected, the supervisory board shall stipulate such provisions.

In cases of, for example, withdrawal, close of facilities or business units, takeover or integration of the Company or squeeze out, the option terms may provide for special provisions, including but not limited to the adjustment of the option terms, cancellation of the Stock Options for compensation or an obligation to exercise the Stock Options without undue delay and/or during a limited period of time.

The option terms may also contain a provision that the Beneficiary shall not receive Shares in the Company from the conditional capital resolved pursuant to clause 2 in case of the exercise of the Stock Options but shall instead receive treasury shares in the Company. The option terms may also provide that, at the Company’s option, the Beneficiary shall not receive Shares in case of the exercise of the Stock Options but shall instead receive the equivalent consideration in cash.

The management board is authorized to stipulate, with the supervisory board’s consent, the further details of the option terms as well as the issuance and terms of the subscription shares and the technical requirements and proceedings of the conversion into ADRs for a sale on the stock exchange. The management board is furthermore authorized to limit, with the supervisory board’s consent, the group of Beneficiaries and to grant Stock Options to selected groups of employees only.

(2)                                 The Company’s share capital shall be conditionally increased by up to EUR 372,000.00 (in words: three hundred seventy-two thousand euro) by issuing up to 372,000 (in words: three hundred seventy-two thousand) registered no-par value shares. The conditional capital increase shall only be carried out to the extent that stock options granted until December 31, 2026 on the basis of the authorization of the general meeting of May 31, 2016 are exercised. The new shares issued on the basis of subscription rights from stock options shall confer an entitlement to dividends for the entire financial year in which the exercise of the option right became effective.

(3)                                 The following wording shall be added to the articles of association in Section 6:

“Sec. 6

Conditional Capital

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

The Company’s share capital is conditionally increased by up to EUR 372,000.00 (in words: three hundred seventy-two thousand euro) by issuing up to 372,000 (in words: three hundred seventy-two thousand) registered no-par value shares. The conditional capital increase shall only be carried out to the extent that stock options granted until December 31, 2026 on the basis of the authorization of the general meeting of May 31, 2016 are exercised. The new shares issued on the basis of subscription rights from stock options shall confer an entitlement to dividends for the entire financial year in which the exercise of the option right became effective (Conditional Capital I).”

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

FURTHER INFORMATION, REMARKS AND REPORTS

Explanations of the Management Board on the Stock Option Plan

The issuance of Stock Options using the conditional capital to employees and members of the management board of the Company and Affiliated Companies (collectively the “Staff”) is a common component of the remuneration of staff. Even the German Corporate Governance Code explicitly prescribes a variable remuneration for members of management boards (Section 4.2.3). The resolution on the conditional capital for the employee stock option plan proposed to the general meeting is necessary from the management board’s perspective so that the Company continues to attract qualified and committed employees in future. A share-based compensation particularly helps to ensure that Staff increasingly identifies with the Company and its objectives, and that they thus make a contribution to a corporate policy and management that is oriented to shareholder value.

By granting Stock Options, the Staff is granted compensation and given special incentive measured by the price increase of the shares or the American Depositary Receipts (“ADRs”) representing the shares of the Company. The management board is convinced that the value of the Company can thereby be increased on a long-term and sustainable basis. The issuance of Stock Options allows for a harmonization of the Staff’s interests with the shareholder’s interests, as they also benefit from an increased enterprise value — measured by the share price or the price of the ADRs representing the shares.

A comparable alternative for incentivizing, winning and retaining Staff is only the granting of shares in profits, bonuses or similar payments in cash the amount of which is oriented to the share price of the Company. The introduction of such compensation scheme would, however, considerably strain the Company’s liquidity and tie up funds required for other investments promoting the Company’s development. The management board is convinced that such alternative schemes would, thus, be a disadvantage for the Company’s shareholders, too. The proposed resolution, however, enables the Company to decide whether it satisfies the subscription rights resulting from the exercise of the Stock Options by issuing new Shares, delivering treasury shares or making a payment in cash in the amount of the difference in prices. Depending on the number of existing treasury shares, if any, and its cash position, the Company may decide which form of satisfaction of the Stock Options is more in the Company’s interests.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

The resolution in item 6 proposed to the general meeting provides for the authorization of the management board to grant, with the supervisory board’s consent, subscriptions rights in the aggregate amount of up to 372,000 registered no-par value shares in the Company to employees and members of the management in several tranches until December 31, 2026. In this regard, each Stock Option shall allow the subscription of one Share. The proposed scope of the stock option plan is within the legally permissible limits of 10% of the share capital as at the time of the resolution.

Assuming an increase in the stock exchange price of the Company’s shares and/or the ADRs within the intended minimum waiting period of four years by a total of 20%, the intrinsic value would amount to USD 5.00 for each Stock Option presuming a notional uniform strike price of USD 5.00 for each ADR (i.e. USD 25.00 for a share).

ADRs of the Company can currently be traded, and thus sold, at the New York Stock Exchange (“NYSE”), and additionally in open markets of the Munich, Frankfurt, Stuttgart and Berlin stock exchanges. As the ADRs of the Company are traded in US dollar at NYSE, the Staff may be exposed to an exchange rate risk if they sell ADRs on this stock exchange. The sale in the open markets of the Munich, Frankfurt, Stuttgart and Berlin stock exchanges is currently possible in euro. The trading of the ADRs of the Company at the German stock exchanges can, however, be terminated at any time without the Company having any influence.

By allocating the total volume of the available Stock Options to three groups of Beneficiaries (management board of the Company, management of Affiliated Companies, employees of the Company and Affiliated Companies) it is ensured, on the one hand, that all groups of staff being responsible for the success of the Company can participate in the stock option plan. The proposed allocation of the Stock Options is based on the expected personnel development of the Company and the weighting of the individual groups as regards their responsibility for the Company’s success.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

By determining a Strike Price in the amount of the closing price of the shares in the Company on the last trading day prior to the issuance of the Stock Options (or the closing price of the ADRs listed on an international stock exchange multiplied by the number of ADRs representing a share) it is ensured that the Beneficiaries will only have a financial benefit if the stock exchange prices of the share and/or ADRs increases from the date of issuance. The resolution, however, provides for the possibility to stipulate in the option terms that the Strike Price and/or Performance Hurdle is adjusted in case of corporate measures which materially affect the stock exchange prices of the share or the ADRs. By this, it should be avoided that decisions on the carrying out of certain corporate measures being in the interest of the shareholders and the Company are influenced by the effects of such measures on the Company’s share price.

The resolution proposed to the general meeting on the creation of conditional capital for the purpose of staff participation is within the legally permissible limits.

Total Number of Shares and Voting Rights

At the time of this invitation to attend the annual general meeting, the Company’s share capital amounts to EUR 3,720,000.00 divided into 3,720,000.00 registered no-par value shares. One share grants one vote in the annual general meeting so that the total number of voting rights is 3,720,000. The Company does not hold treasury shares.

Provisions for Attending the Annual General Meeting and Exercising Voting Rights

Pursuant to Section 16 para. 1 of the articles of association, any shareholder who is listed in the Company’s share register and who registered for the annual general meeting is entitled to attend the annual general meeting and to exercise his/her voting rights.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

The registration for the annual general meeting must be served to the Company by

Tuesday, May 24, 2016 (24:00 CET) (“Record Date”)

in text form (Section 126b German Civil Code (Bürgerliches Gesetzbuch, BGB)) either in the German or the English language to the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg, Germany

Email: HV2016@voxeljet.de

The share register as at the Record Date, i.e. Tuesday, May 24, 2016, 24:00 CET, is decisive for the right to attend the annual general meeting.

Vis-à-vis the Company only those shareholders who are listed in the share register at the Record Date are entitled to attend the annual general meeting and to exercise their voting rights. This means that shareholders who acquire their shares after the Record Date are not entitled to attend the annual general meeting. Shareholders who register for the annual general meeting in due time but who sell their shares after the Record Date are — vis-à-vis the Company — nevertheless entitled to attend the annual general meeting and to exercise their voting rights. The Record Date does not affect the shareholders’ right to sell their shares.

Holders of American Depositary Receipts may obtain further information from the Custodian Citibank N.A. — ADR Shareholder Services under the telephone number +1-887-248-4237. Please note that this number is in operation from 8:30AM to 6:00PM EST (Eastern Standard Time).

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Procedure for being Represented by a Representative and Voting by Proxy

Shareholders who have duly registered for the annual general meeting can exercise their rights to attend and to vote in the annual general meeting by a representative, such as the custodian bank, an association of shareholders, or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company must generally be made in text form (Section 126b German Civil Code (Bürgerliches Gesetzbuch, BGB)). Notwithstanding the foregoing, the authorization of financial institutions, shareholders’ associations or other persons on par with the persons pursuant to Section 135 German Stock Corporation Act (Aktiengesetz, AktG) is subject to the specific provisions of Section 135 German Stock Corporation Act; we ask you to agree upon the details of the authorization of financial institutions or professional agents directly with them.

Proxy forms which may be used for granting a power of attorney can be obtained from the Company at the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg, Germany

Email: HV2016@voxeljet.de

Proxy forms may also be downloaded from our website at the following link:

http://investor.voxeljet.com/

You can particularly use any forms provided by financial institutions, shareholders’ associations and other persons on par with the persons pursuant to Section 135 para. 8 and para. 10 and Section 125 para. 5 German Stock Corporation Act (Aktiengesetz, AktG) for their own authorization.

The attorney-in-fact may prove his/her authorization by showing the power of attorney at the entry control on the day of the annual general meeting. The proof of authorization may also be sent by mail, telefax, or electronically by email to the aforementioned address of the Company. Any power of attorney already granted may, furthermore, be revoked by declaration directly sent to the Company in the aforementioned manner.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

If you wish to send powers of attorney, proofs of authorization, and revocations of powers of attorney by mail, telefax, or email, please send them to the aforementioned address by the end of Friday, May 27, 2016 (24:00 CET) at the latest.

Motions to Supplement the Agenda pursuant to Section 122 para. 2 German Stock Corporation Act

Shareholders whose shares have, together or individually, a proportionate amount of EUR 186,000.00 (representing 186,000 shares in the Company) may request that items are included and announced in the agenda (request for supplements). Reasons must be given for each new item, and each new item must be accompanied by a draft resolution. The shareholders filing the motion, furthermore, have to prove that they have been holding the shares for at least 90 days prior to the date of the receipt of the request (whereby the day of the receipt is not counted), and that they will continue to hold the shares until the decision about the request for supplements has been made.

The request for supplements has to be made in writing to the Company’s management board and served within 30 days prior to the annual general meeting (whereby the day of the annual general meeting and the day of receipt are not counted), i.e. not later than by April 30, 2016 (24:00 CET). Please send your request for supplements to the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg, Germany

Fax: +49 821 7483 111

Email: HV2016@voxeljet.de

Duly made requests for supplements will be announced by the Company without undue delay after receipt of the request for supplements in the same way as the invitation, unless the request has already been announced together with the invitation.

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Counter-Motions and Nominations by Shareholders pursuant to Sections 126 para. 1, 127 German Stock Corporation Act

Shareholders may send to the Company counter-motions to proposals from the management board and the supervisory board with regard to certain items of the agenda (counter-motions), as well as proposals for the election of auditors (nominations). Any counter-motion and nomination by the Company’s shareholders including the shareholder’s name, the reasons and the management’s comments, if any, will be made available on the Company’s website at

http://investor.voxeljet.com/

if the counter-motion including the statutorily required reasons and/or the nomination including the reasons, if any, which are not statutorily required, are served to the Company in text form (Section 126b German Civil Code (Bürgerliches Gesetzbuch, BGB)) by May 16, 2016 (24:00 CET) at the latest at the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg, Germany

Email: HV2016@voxeljet.de

Counter-motions and nominations by shareholders that do not meet the aforementioned requirements, as well as the respective reasons, will not be made available. Furthermore, counter-motions have not to be made available under the prerequisites set forth in Section 126 para. 2 German Stock Corporation Act (Aktiengesetz, AktG) if, for example, the counter-motion results in an illegitimate or immoral resolution by the annual general meeting.

If several shareholders file counter-motions or nominations with regard to the same item, the Company’s management board may summarize the counter-motions or nominations including the respective reasons (Section 126 para. 3 German Stock Corporation Act (Aktiengesetz, AktG)).

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Right to Demand Information pursuant to Section 131 para. 1 German Stock Corporation Act

Each shareholder or representative of a shareholder may request information in the annual general meeting from the management board with regard to the Company’s affairs, as well as the Company’s legal and business relations to affiliated companies, to the extent the information is required to properly assess an item of the agenda, and to the extent there does not exist a statutory right to withhold information (Section 131 para. 3 German Stock Corporation Act (Aktiengesetz, AktG).

Further Explanations and Information on the Company’s Website, Availability of Documents

Any and all information and documents pursuant to Section 124a German Stock Corporation Act (Aktiengesetz, AktG) including further explanations regarding the shareholders’ rights pursuant to Sections 122 para. 2, 126 para. 1, 127, 131 para. 1 German Stock Corporation Act will be made available on the Company’s website at

http://investor.voxeljet.com/

as from the date hereof. Any and all documents to be made available by operation of law will also be available for inspection at the annual general meeting.

Augsburg, Germany, April 2016

The Management Board

voxeljet AG Am Silbermannpark 1b | 86161 Augsburg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the
Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999
Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408